Commonwealth Bank of Australia
ACN 123 123 124
Secretariat

GPO Box 2719	Telephone (02) 9378-3546	J Hatton
Sydney NSW 1155	Facsimile (02) 9378-3317	Company Secretary
9 May 2007

The Manager
Company Announcements Platform
Australian Stock Exchange

Dear Sir
SEC deregistration
The Commonwealth Bank today announced its intention to file an application with the United States Securities and Exchange Commission to terminate the registration of its ordinary shares under section 12(g) and its reporting obligations under section 15(d) of the United States Exchange Act of 1934.
US Legislation recently changed to simplify the de-registration process. The Bank took this opportunity to assess the benefits being derived from on-going registration with the SEC.
The Bank has not accessed US Retail Capital Markets since June 2000 and, with the extensive development of alternative capital markets, has ample sources of external liquidity which do not depend on markets requiring SEC registration. This includes access to the US institutional markets as well as European and Asian capital markets.
Accordingly, the Bank has concluded that the costs associated with complex and prescriptive US regulation outweigh the benefit.
Yours sincerely
John Hatton
Company Secretary